SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                                 MathStar, Inc.
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                                (Name of Issuer)


                     Common stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                    576801302
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                                 (CUSIP Number)


                                 Salvatore Muoio
                               S. Muoio & Co. LLC
                        c/o 509 Madison Avenue, Suite 406
                               New York, NY 10022
                                 (212) 297-2555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 12, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  576801302
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     S. Muoio & Co. LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     675,100

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     675,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     675,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.35%

14.  TYPE OF REPORTING PERSON*

     IA, OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  576801302
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Salvatore Muoio

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     675,100

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     675,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     675,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.35%

14.  TYPE OF REPORTING PERSON*

     IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 576801302
          ---------------------

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Item 1.  Security and Issuer.

The name of the issuer is MathStar, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 19075 NW Tanasbourne, Suite 200, Hillsboro, Oregon 97124. This Amendment 2 to Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC") and (ii) Salvatore Muoio, a United States citizen (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

     Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.

     (d) Neither of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 675,100 Shares held by such entities.

     Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 675,100 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

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Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The Reporting Persons intend to seek to acquire control of the Issuer, although they have not formulated any specific plan in this regard other than as described in the letter attached as Exhibit B hereto, and there can be no assurance that any additional plans will be developed or as to the terms or timing of any such plan. Any such plan could involve, among other things, making a proposal for a business combination or a tender offer for some or all of the Issuer's common stock. The Reporting Persons intend to continue to evaluate the Issuer's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs and potential transactions.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine best to do so.

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Item 5.  Interest in Securities of the Issuer.

S. Muoio & Co. LLC ("SMC")

(a-e) As of the date hereof, SMC may be deemed to be the beneficial owner of 675,100 Shares or 7.35% of the Shares of the Issuer, based upon the 9,181,497 Shares outstanding as of March 31, 2009, according to the Issuer's most recent Form 10-K.

     SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 675,100 Shares to which this filing relates.

     SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 675,100 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit C and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Salvatore Muoio

(a-e) As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 675,100 Shares or 7.35% of the Shares of the Issuer, based upon the 9,181,497 Shares outstanding as of March 31, 2009, according to the Issuer's most recent Form 10-K.

     Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 675,100 Shares to which this filing relates.

     Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 675,100 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit C and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. However, the Reporting Persons among themselves may be deemed to be a group as defined in
Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

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Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B.  Letter to the Issuer is filed herewith as Exhibit B.

     C. A description of the transactions in the Shares that were effected by the Reporting Persons since the last filing is filed herewith as Exhibit C.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 13, 2009
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(Date)


S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
     --------------------
Name:  Salvatore Muoio
Title: Managing Member



/s/ Salvatore Muoio
--------------------
    Salvatore Muoio



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                   AGREEMENT

     The undersigned agree that this Amendment 2 to Schedule 13D dated May 13, 2009 relating to the Common Stock, $0.01 par value per share of MathStar, Inc. shall be filed on behalf of the undersigned.




S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
     --------------------
Name:  Salvatore Muoio
Title: Managing Member



/s/ Salvatore Muoio
---------------------------
    Salvatore Muoio




May 13, 2009

                                                                       Exhibit B




                                                                    May 12, 2009



Mr. Douglas M. Pihl
Chairman of the Board
MathStar, Inc.
19075 NW Tanabourne, Suite 200
Hillsboro, OR 97124


Dear Mr. Pihl:

         We continue to manage on behalf of our clients 675,100 shares or 7.35% of the issued and outstanding MathStar common shares. Since it has now become abundantly clear to us that the MathStar Board of Directors is currently only considering acquisition candidates and not a liquidation of its remaining assets, we believe that to protect the investment of our clients in MathStar, we need to consider further direct action.

         As we have stated in prior communications to you and other members of the MathStar Board of Directors,(1) we again urge the Board of MathStar, Inc. to take immediate and decisive action to monetize any remaining non-cash assets and distribute all of the company's remaining assets to its shareholders.

         We are disappointed by the lack of responsiveness of management, in particular yourself, to accept phone calls or otherwise discuss the strategic direction of MathStar with its largest shareholders. We are further concerned by the Board's apparent lack of urgency, as well as the possible engagement of financial advisors, who we believe are likely to be compensated in a way which places an inherent bias against liquidation.

         There is no need to waste all of our time or further shareholder resources in a "strategic review" process meant to explore riskier alternative transactions which are, in our view, likely in the current environment to result in further diminution of shareholder value, when it appears that a significant number of shareholders have already made their parallel views clear to you both publicly and repeatedly. Any acquisition that MathStar could make with its small amount of resources, will, on its face, be a start-up or small capitalization enterprise and therefore speculative, especially so given the current financial environment. We have no interest in the Board of MathStar playing "venture capitalist" with our company's cash.

         The Board of Directors should understand that any action that requires the approval of shareholders, other than one which includes the return of substantially all of MathStar's cash assets, will face significant opposition from us and, we believe, other significant shareholders. We are perplexed by the Board's continued pursuit of what appears from the Company's silence to amount to an acquisition strategy. In our view, such a strategy would be tantamount to a waste of corporate assets.

         In light of the above, we are prepared to explore with the Board the possibility of entering into a transaction with the Company that would result in our acquiring control of Mathstar. Any transaction that we are prepared to discuss would not be subject to financing. Subsequently, we would seek to cause a complete liquidation of 100% of MathStar's assets, net of liabilities, to the benefit of the remaining holders of the company's stock.

         We believe, in this case, further time and money spent by the MathStar board pursuing and analyzing less advantageous options than liquidation is an irresponsible waste of corporate assets, and must conclude. We trust that the best interests of the shareholders continues to be of the utmost significance to the members of the Board, and look forward to your prompt response.

                                                     Sincerely,



                                                     Salvatore Muoio, C.F.A.
                                                     Managing Member


SM/jr-

Cc: MathStar, Inc. Board of Directors

(1) See our prior letters to you of December 12, 2008 and February 10, 2009.

                                                                       Exhibit C



                          Transactions in the Shares -
                     S. Muoio & Co. LLC and Salvatore Muoio

Date of                Number of Shares               Price Per
Transaction            Purchase/(SOLD)                  Share
-----------            ---------------                  -----

4/28/09                     26,000                     $0.85

5/11/09                     15,000                     $0.86








SK 01834 0003 991927